Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Six Months Ended June 30, 2017	2012		2013		2014		2015		2016
Earnings:
Earnings before income taxes	$(264,584)	$805,312		$238,876		$21,117		$187,942		$259,575

add:
Fixed Charges	89,567	122,535		117,704		138,623		138,540		182,365

Adjusted Earnings	$(175,017)	$927,847		$356,580		$159,740		$326,482		$441,940

Fixed Charges:
Interest Expense (includes capitalized interest)	67,668	105,710		93,605		105,816		92,258		140,056
Amortization of debt discount and expense	4,418	9,806		6,479		7,828		8,273		7,873
Estimate of interest within rental expense	21,040	13,716		23,292		32,496		41,538		42,769

Fixed Charges	$93,126	$129,232		$123,376		$146,140		$142,069		$190,698

Ratio of Earnings to Fixed Charges (a)	(b )	7.2	x	2.9	x	1.1	x	2.3	x	2.3	x

Coverage deficiency (b)	$(268,143)	—		—		—		—		—

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.
(b)	Earnings for the six months ended June 30, 2017 were inadequate to cover fixed charges by $268,143.